UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G
(Amendment No. 3)

Under the Securities Exchange Act of 1934

INTEGRAL VISION, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

4 5 8 1 1 H 1 0 6
(CUSIP Number)

Required Annual Filing (December 31, 2004)
(Date of Event Which Requires Filing of this Statement)

☑ Rule 13d-1(b) for Industrial Boxboard Corporation Profit Sharing Plan
☑ Rule 13d-1(c) for J. N. Hunter, J. A. Hunter, and Industrial Boxboard Company

CUSIP Number:	4 5 8 1 1 H 1 0 6
Item 1:	Reporting Person:	J. N. Hunter
Item 4:	United States of America
Item 5:	263,846
Item 6:	2,287,227
Item 7:	263,846
Item 8:	2,287,227
Item 9:	2,551,073
Item 11:	14.64%
Item 12:	IN

CUSIP Number:	4 5 8 1 1 H 1 0 6
Item 1:	Reporting Person:	J. A. Hunter
Item 4:	United States of America
Item 5:	0
Item 6:	2,287,227
Item 7:	0
Item 8:	2,287,227
Item 9:	2,287,227
Item 11:	13.33%
Item 12:	IN

CUSIP Number:	4 5 8 1 1 H 1 0 6
Item 1:	Reporting Person:	Industrial Boxboard Corporation Profit Sharing Plan, J. N. Hunter and J. A. Hunter, Trustees
Item 4:	California
Item 5:	2,099,381
Item 6:	0
Item 7:	2,099,381
Item 8:	0
Item 9:	2,099,381
Item 11:	12.37%
Item 12:	EP

CUSIP Number:	4 5 8 1 1 H 1 0 6
Item 1:	Reporting Person:	Industrial Boxboard Company, J. N. Hunter and J. A. Hunter, its general partners
Item 4:	California
Item 5:	187,846
Item 6:	0
Item 7:	187,846
Item 8:	0
Item 9:	187,846
Item 11:	1.25%
Item 12:	PN

Item 1(a).	Name of Issuer:

Integral Vision, Inc.

Item 1(b).	Name of Issuer’s Principal Executive Offices:

38700 Grand River Avenue Farmington Hills, Michigan 4 8 3 3 5

Item 2(a).	Name of Person Filing:

J. N. Hunter

Item 2(b).	Address or Principal Business Office or, if none, Residence:

Industrial Boxboard Corporation 2 2 4 9 Davis Court Hayward, CA 9 4 5 4 5

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

4 5 8 1 1 H 1 0 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c) check whether the person filing is a:

Not applicable:	J. N. Hunter, J. A. Hunter, for the Industrial Boxboard Corporation, or for the Industrial Boxboard Company

However, for the Industrial Boxboard Corporation Profit Sharing Plan, J. N. Hunter and J. A. Hunter, Trustees:

☑ An employee benefit plan in accordance with §240.13d-1(b)(1)(ii)(F)

Item 4.	Ownership:

J. N. Hunter:

(a)	Amount Beneficially Owned:	2,551,073
	(includes warrants to purchase 2,236,059 shares and notes convertible into 180,014 shares)

(b)	Percent of Class:	14.64%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	263,846
	(held in J. N. Hunter’s IRA)

(ii)	shared power to vote or to direct the vote:	2,287,227

(iii)	sole power to dispose or to direct the disposition of:	263,846
	(held in J. N. Hunter’s IRA)

(iv)	shared power to dispose or to direct the disposition of:	2,287,227

J. A. Hunter:

(a)	Amount Beneficially Owned:	2,287,227
	(includes warrants to purchase 2,086,059 shares and notes convertible into 146,168 shares)

(b)	Percent of Class:	13.33%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	2,287,227

(iii)	sole power to dispose or to direct the disposition of:	0

(iv)	shared power to dispose or to direct the disposition of:	2,287,227

Item 4.	Ownership: (continued)

Industrial Boxboard Corporation Profit Sharing Plan, J. N. Hunter and J.A. Hunter, Trustees:

(a)	Amount Beneficially Owned:	2,099,381
	(includes warrants to purchase 1,936,059 shares and notes convertible into 112,322 shares)

(b)	Percent of Class:	12.37%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	2,099,381

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of:	2,099,381

(iv)	shared power to dispose or to direct the disposition of:	0

Industrial Boxboard Company, a California Partnership J. N. Hunter and J. A. Hunter, its sole general partners:

(a)	Amount Beneficially Owned:	187,846
	(includes warrants to purchase 150,000 shares and notes convertible into 33,846 shares)

(b)	Percent of Class:	1.25%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	187,846

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of:	187,846

(iv)	shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(date and signatures on next page)

Dated: February 7, 2005

Industrial Boxboard Corporation Profit Sharing Plan

/s/ J. N. Hunter	/s/ J. A. Hunter
J. N. Hunter, Trustee	J. A. Hunter, Trustee

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2005

/s/ J. N. Hunter	/s/ J. A. Hunter
J. N. Hunter	J. A. Hunter

Industrial Boxboard Company, a California partnership

/s/ J. N. Hunter	/s/ J. A. Hunter
J. N. Hunter, general partner	J. A. Hunter, general partner

Note:	The address for all reporting persons herein is the address listed in Item 2(b) above.